Exhibit 99

THE HILLMAN COMPANIES, INC. AND SUBSIDIARIES
RECONCILIATION OF ADJUSTED EBITDA (Unaudited)
(dollars in thousands)

EBITDA and Adjusted EBITDA are not measures made in accordance with U.S. generally accepted accounting principles (“GAAP”), and as such, should not be considered a measure of financial performance or condition, liquidity, or profitability. It should not be considered an alternative to GAAP-based net income or income from operations or operating cash flows. Further, because not all companies use identical calculations, amounts reflected by Hillman as EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA is included to satisfy a reporting obligation under our indenture. Adjusted EBITDA as presented herein does not include certain adjustments and pro forma run rate measures contemplated by our senior secured credit facilities and our indenture and may also include additional adjustments that were not applicable at the time of the offering of the senior notes governed by our indenture. Adjusted EBITDA is also one of the performance criteria for the Company's annual performance-based bonus plan. The reconciliation of Net loss to Adjusted EBITDA is presented below.

	Thirteen Weeks Ended
	March 28,	March 30,
	2020	2019
Net loss	$(9,751)	$(35,268)
Income tax provision (benefit)	(9,290)	4,800
Interest expense, net	23,180	26,563
Interest expense on junior subordinated debentures	3,152	3,152
Investment income on trust common securities	(95)	(95)
Depreciation	17,517	15,816
Amortization	14,848	14,765
EBITDA	39,561	29,733

Stock compensation expense	1,145	361
Management fees	125	131
Acquisition and integration expense	329	1,098
Retention and long term incentive bonuses	—	2,030
Non-recurring legal fees	781	—
Canada Restructuring (1)	1,732	(64)
U.S. Restructuring (2)	131	—
Restructuring and other costs (3)	953	4,726
Change in fair value of contingent consideration	(4,400)	—
Mark-to-market adjustment on interest rate swaps	2,250	1,113
Adjusted EBITDA	$42,607	$39,128

1.
Includes charges related to a restructuring plan announced in our Canada segment in 2018, including facility consolidation and charges relating to exiting certain lines of business. See Note 9 - Restructuring of the Notes to the Condensed Consolidated Financial statements for additional information.

2.
Includes charges related to a restructuring plan announced in our United States business in the fourth quarter of 2019, including severance related to management realignment and the integration of sales and operating functions. See Note 9 - Restructuring of the Notes to the Condensed Consolidated Financial statements for additional information.

3.	Includes one time charges associated with new business wins along with consulting and other costs associated with streamlining our manufacturing and distribution operations.